

Mail Stop 3720

September 15, 2008

Via U.S. Mail and Fax

Mr. Michael Nguyen
President and Chief Financial Officer
Nettel Holdings, Inc.
12655 SW Center Street
Beaverton, Oregon 97005

> **RE: Nettel Holdings, Inc.**
> **Form 10-KSB for the year December 31, 2007**
> **Filed May 14, 2008 and amended on September 3, 2008**
> **File no. 0-26307**

Dear Mr. Nguyen:

     We have reviewed your supplemental response letter dated September 2, 2008 and have the following comments. As noted in our comment letter dated July 17, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A (T) Controls and Procedures

1. We note under Item 9A that the Company's management assessed the effectiveness of internal control over financial reporting as of September 2, 2008. Please amend to provide management's assessment of internal control over financial reporting as of December 31, 2007.

2. Please refer to the disclosures appearing in under Item 9A and Item 14 of the Form 10-KSB filed on September 3, 2008.   Please move the entire disclosures to Item 8(A) - Controls and Procedures as required by Form 10-KSB.

3. We have considered your response letter dated September 8, 2008 and note that management continues to believe that disclosure controls and procedures were effective as of the end of the fiscal year. Please note that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at
 http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company <u>not timely</u> in its Exchange Act Reporting. It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure controls and procedures were not effective as of the end of the fiscal year. The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure controls and procedures are ineffective. In light of these facts, it appears that you should amend the 10-KSB to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Please furnish a letter that keys your responses to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 10-KSB.

Sincerely,

Terry French
Accountant Branch Chief